SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 33-41313

A.

Full title of the plan and the address of the plan,

if different from that of the issuer named below:

Bairnco Corporation 401(k)

Savings Plan and Trust

B.

Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office:

Bairnco Corporation

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

#

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Advisory Committee

Bairnco Corporation 401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Bairnco Corporation 401(k) Savings Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 21, 2004

0406-0555885

#

BAIRNCO CORPORATION

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

	December 31
	2003	2002
ASSETS

INVESTMENTS, at fair value:
Bairnco Corporation common stock	$ 263,374	$ 213,932
Money market fund	890,728	840,014
Mutual funds	6,595,440	4,943,402
Participant notes receivable	358,050	292,360
Total investments	8,107,592	6,289,708

PARTICIPANTS’ CONTRIBUTIONS RECEIVABLE	89,981	75,878

ACCRUED INTEREST AND DIVIDENDS	5,554	5,972

TOTAL ASSETS	8,203,127	6,371,558

NET ASSETS AVAILABLE FOR BENEFITS	$8,203,127	$6,371,558

See accompanying notes.

0406-0555885

#

BAIRNCO CORPORATION

401(k) SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Participants’ contributions	$ 1,150,612
Interest and dividends	138,022
Net realized and unrealized appreciation in fair value of investments	1,143,961
2,432,595
DEDUCTIONS:
Distributions	592,758
Administrative expenses	8,268
601,026

NET INCREASE	1,831,569
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	6,371,558
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$ 8,203,127

See accompanying notes.

0406-0555885

#

BAIRNCO CORPORATION

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1. Plan Description

The following description of the Bairnco Corporation 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants in the Plan should refer to the Plan document for a complete description of the Plan’s provisions. The Plan document is available from Bairnco Corporation (Bairnco or the Corporation) at its offices in Lake Mary, Florida.

General

Bairnco established the Plan effective July 1, 1991. The Plan is a defined contribution plan under which all employees become eligible for participation on the first day of the month following completion of 30 days of service. Once an employee becomes eligible for participation, salary deferrals (contributions) may commence on any subsequent date. The Plan excludes nonresident aliens with no U.S. source income, leased employees and independent contractors from participating in the Plan. Union employees of the Corporation are permitted to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the terms of the Plan, allowable contributions are outlined as follows:

Participant Contributions—The participants may elect to defer a minimum of 1% of compensation not to exceed $12,000 for 2003. The maximum dollar amount that may be deferred is adjusted annually by the Internal Revenue Service (IRS). The amount of the compensation that is deferred, plus any earnings or losses on that amount, is not subject to federal income tax until the funds are actually distributed to the participant by the Plan. However, contributions are subject to FICA (Social Security and Medicare Taxes).

Participants age 50 or over may elect to defer a maximum of $2,000 designated as catch-up contributions. The maximum dollar amount that may be deferred as a catch-up contribution is adjusted annually by the IRS. The amount of the compensation that is deferred, plus any earnings or losses on that amount, is not subject to federal income tax until the funds are actually distributed to the participant by the Plan. However, contributions are subject to FICA (Social Security and Medicare Taxes).

Employer Contributions—The Corporation does not match elective deferrals pursuant to the Plan.

0406-0555885

#

1. Plan Description (continued)

Participant Accounts

Each participant’s account is credited with his or her contribution and an allocation of Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

Vesting

A participant shall at all times have a 100% non-forfeitable interest in the value of his/her account attributable to all contributions made plus or minus investment earnings and losses thereon and related administrative costs.

Transfers From Other Companies’ Qualified Plans

Participants who have an interest in any other qualified employee benefit plan (as described in Section 401(a) of the Internal Revenue Code) may transfer the distributions from those plans directly into the Plan at the discretion of the Administrative Committee of the Corporation (the Plan Administrator).

Distributions

A participant who has attained age 59 1/2 may elect, by filing a written application with the Administrative Committee, to withdraw any amount up to 100% of the vested portion of his/her account, for any reason. For participants who have not attained age 59 1/2, the reasons for such withdrawals are restricted to those defined in the Plan.

Upon termination of employment, a participant can elect to have his or her account balance distributed in a single lump sum cash distribution, if requested in writing by the participant. As an alternative, the participant may also elect to leave the related funds in the Plan or transfer the related funds into another qualified plan.

1. Plan Description (continued)

Participant Notes Receivable

An active participant may borrow from his/her account a minimum of $1,000 up to a maximum equal to the lesser of (1) a total of $50,000 of borrowings within one year or (2) 50% of the participant’s vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the time of borrowing plus 2%. As of December 31, 2003, interest rates ranged from 6.0% to 11.5%. Principal and interest are collected each pay period through payroll deductions. Loan defaults of $2,847 are reported as distributions in the statement of changes in net assets available for benefits.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

For the year ended December 31, 2003, the accounting records of the Plan were maintained by Schwab Retirement Plan Services, Inc., a subsidiary of the Charles Schwab Corporation (Schwab) and the Plan’s assets were maintained by Charles Schwab Trust Company, also a subsidiary of Schwab.

Investment Valuation and Income Recognition

Investments are stated at fair value. Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Any unlisted securities are valued at the bid price preceding the close of business on the valuation date. Participant notes receivable are valued at cost, which approximates fair value.

Interest income is recognized on the accrual basis of accounting.

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Certain administrative expenses of the Plan, including fees for legal and accounting services, are paid directly by Bairnco on behalf of the Plan and are not included in the statement of changes in net assets available for benefits. During the year ended December 31, 2003, Bairnco paid administrative expenses of approximately $19,000.

Benefit Payments

Benefits are recorded when paid.

3. Investments

There are currently nine investment options into which participants may direct the investment of their accounts. These are Bairnco Corporation Common Stock Fund, Schwab Retirement Money Fund, Schwab Money Market Fund, INVESCO Technology II Fund, Dreyfus Founders Growth Fund, Schwab 1000 Fund, Strong Government Securities Fund, Neuberger & Berman Partners Fund and Neuberger & Berman Guardian Fund (collectively, the mutual funds). Participants invest in units of participation of the fund that represent an undivided interest in the underlying assets of the fund. Participants may separately direct the investment of future deferrals and existing account balances into these nine investment options in increments of 5%. Participants are permitted to modify their elections for future deferrals and existing account balances between investment funds on a daily basis.

Investments that represent 5% or more of the Plan’s net assets available for benefits, as of December 31, 2003 and 2002, are as follows:

	December 31
	2003	2002

INVESCO Technology II Fund	$ 850,966	$ 527,372
Dreyfus Founders Growth Fund	805,017	653,153
Schwab 1000 Fund	2,975,592	2,002,021
Strong Government Securities Fund	1,332,283	1,428,983
Schwab Retirement Money Fund	890,254	839,513

3. Investments (continued)

During 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

Mutual funds	$ 1,114,521
Bairnco Corporation Common Stock	29,440
$ 1,143,961

4. Trust Agreement

Schwab is the Plan’s Trustee pursuant to the Plan document, which is signed by the Corporation and Plan Trustee. Schwab manages the Plan assets and makes distributions to participants as directed by the Plan Administrator. Expenses incurred by the Plan Trustee or the Plan Administrator in the performance of their duties may be paid by the Plan or the Corporation at the Corporation’s discretion. During 2003, all investment managers’ fees were paid directly by the Plan.

5. Plan Termination

Although it has not expressed any intent to do so, the Corporation reserves the right under the Plan to terminate the Plan, in whole or in part, at any time. In the event of the Plan’s termination, the Plan assets will be distributed to the participants in lump sum distributions or transferred to another qualified plan at the direction of the participant.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated December 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

BAIRNCO CORPORATION

401(k) SAVINGS PLAN AND TRUST

EIN: 13-3057520 Plan Number: 008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

*	Bairnco Corporation Common Stock	43,247 shares of common stock	$ 263,374

	Money Market Fund
*	Schwab Retirement Money Fund	890,254 shares of money fund	890,254
*	Schwab Money Market Fund	475 shares of money market fund	475
			890,729

	Mutual Funds
	INVESCO Technology II Fund	34,578 shares of mutual fund	850,966
	Dreyfus Founders Growth Fund	81,894 shares of mutual fund	805,017
*	Schwab 1000 Fund	94,016 shares of mutual fund	2,975,592
	Strong Government Securities Fund	122,452 shares of mutual fund	1,332,283
	Neuberger & Berman Partners Fund	13,028 shares of mutual fund	276,065
	Neuberger & Berman Guardian Fund	24,844 shares of mutual fund	355,516
			6,595,439

	Other Investments
*	Participant Notes Receivable	Interest rates ranging from 6.0% to 11.5%	358,050
		Total	$ 8,107,592

*A party in interest.

Historical cost is excluded from this schedule, as all investments are participant directed.

#

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAIRNCO CORPORATION 401(K)

    SAVINGS PLAN AND TRUST

                (Name of Plan)

Date:  June 28, 2004

                 By:

     /s/ Larry C. Maingot

      LARRY C. MAINGOT

      Administrative Committee Member

EXHIBIT INDEX

The following exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit     Description

Number

23       Consent of Independent Certified Public Accountants